ACCESSOR FUNDS, INC.
                                 CODE OF ETHICS
                           FOR PRESIDENT AND TREASURER

Accessor Funds, Inc. ("Accessor") is committed to conducting our business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to Accessor's President and Treasurer (or persons performing similar functions) (together, "Senior Officers"), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must not only comply with applicable law. You also have a responsibility to conduct yourself in an honest and ethical manner; and you have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance With Laws, Rules And Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled "Compliance With Code Of Ethics."

Conflicts Of Interest

A conflict of interest occurs when your private interests interfere in any way, or even appear to interfere, with the interests of Accessor. Your obligation to conduct Accessor's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships. Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest, you must make full disclosure of all facts and circumstances to, and obtain the prior written approval of, the Compliance Officer, Audit Committee of the Board of Directors and/or the Board of Directors.

Disclosures

It is Accessor's policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that Accessor files with, or submits to, the Securities and Exchange Commission and in all other public communications made by Accessor. As a Senior Officer, you are required to promote compliance with this policy by all employees and to abide by Accessor's standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code Of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the Compliance Officer, any member of the Audit Committee of the Board of Directors and/or any member of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee of the Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers Of Code Of Ethics

If you would like to seek a waiver of the Code of Ethics you must make full disclosure of your particular circumstances to the Compliance Officer, any member of the Audit Committee of the Board of Directors and/or any member of the Board of Directors. Changes in and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern Accessor's Senior Officers in the conduct of Accessor's business. It is not intended to and does not create any rights in any employee, service provider, competitor, shareholder or any other person or entity.